Equal Energy Announces Sale of
Lochend Cardium Assets

Calgary, Alberta – (CNW – November 2, 2012) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU) (NYSE: EQU) is pleased to announce that it has closed an agreement with another Canadian energy company whereby Equal has sold its Lochend Cardium assets for cash consideration of $62 million, effective October 1st 2012.  The assets sold include current production of approximately 525 boe/d (93% light oil) based on the most recent 30 day average, related infrastructure and undeveloped land.

Equal will use the proceeds from the Lochend sale to fully repay the amount outstanding on its credit facility and estimates that it will have approximately $10 million in cash after the repayment.  Net debt will total approximately $35 million including outstanding convertible debentures.  In light of this disposition the Company’s banking syndicate is reviewing the limit on the Company’s credit facility.  Equal estimates that the credit facility will be in the range of $110 million secured against the borrowing base of the Central Oklahoma assets.

Equal’s last remaining Canadian asset is represented by a royalty stream of payments from producing wells in Western Canada.  The Company will continue to operate its Central Oklahoma assets consisting of approximately 7,800 boe/d of liquids rich natural gas where strong historical drilling success has been experienced.  There is an established inventory of future drilling locations and a staff of experienced people in Oklahoma managing these assets.  Management believes that in addition to successful drilling, there is significant additional upside from natural gas and NGL commodity price recovery.

The Company is still conducting its Strategic Review process and is evaluating proposals for the sale of the remaining royalty assets which, if sold, will represent an exit from all Canadian operations.  Equal’s Special Committee of the Board of Directors and management are moving to the final step in the Strategic Review Process to finalize the go forward strategy for the Company. A Canadian Trust, US Master Limited Partnership and an Exploration and Production Corporation are all being considered. The make-up of the Board of Directors and Executive Management team as well as an overall go forward manpower plan will follow the Company structure decision.  Equal expects to conclude the Strategic Review process shortly after the conclusion of the evaluation of the royalty proposals, likely by late November 2012.  Equal is being advised on the strategic review process by Scotiabank. Desjardins Capital Markets is also advising Equal on the strategic review process relating to Equal’s Canadian assets.

For further information:
Dell Chapman Chief Financial Officer (403) 538-3580 or (877) 263-0262	Don Klapko President & CEO (403) 536-8373 or (877) 263-0262

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The oil and gas properties are Oklahoma.  Equal has compiled a multi-year drilling inventory for its Hunton liquids rich natural gas property in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law including the timing or uncertainty of the sale of Equal’s royalty interests, the repayment of the bank facility, the outcome of the lenders review of the limit of the credit facility and the timing and certainty of any further action in relation to the Company’s strategic review process.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with closing the Royalties sale, repayment of the bank credit facility, the future amount of the bank credit facility, oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Conversion: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  All dollar values are in Canadian dollars unless otherwise stated.